UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              SNB Bancshares, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   784605 99 1
                                 (CUSIP Number)


      Robert F. Dow, 2800 One Atlantic Center, 1201 West Peachtree Street,
                   Atlanta, Georgia 30309-3450 (404) 873-8706
 (Name, Address and Telephone Number of Person Authorized to receive Notices and
                                 Communications)

       11/20/96, 7/16/97, 7/25/97, 9/25/97, 11/25/97, 12/15/97 and 2/19/98
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


================================================================================
1    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person
                     Robert T. Mullis          ###-##-####
2           Check the Appropriate Box if a Member of a Group            (a) |_|
                                                                        (b) |_|
3           SEC Use Only
4           Source of Funds
5           Check Box if Disclosure of Legal Proceedings is Required Pursuant
                to Items 2(d) or 2(E)             |_|
6           Citizenship or Place of Organization
                     Georgia
7           Sole Voting Power
                                       141,787
8           Shared Voting Power
                                         22,568
9           Sole Dispositive Power
                                       141,787
10          Shared Voting Power
                                         22,568
11          Aggregate Amount Beneficially Owned by Each Reporting Person
                                       164,355
12         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                              |_|
13          Percent of Class Represented by Amount in Row (11)
                                       7.15% (a) & (b)
14          Type of Reporting Person
                                       IN
================================================================================
                       SEE INSTRUCTIONS BEFORE FILLING OUT

         (a) All share figures have been restated to reflect a 0.25-for-one stock dividend payable on September 25, 1997.

         (b) Includes 6,086 shares held jointly with Michael C. Griffin. Also includes 16,482 shares owned by Mr. Griffin for which Mr. Mullis holds a power of attorney. Mr. Mullis disclaims beneficial ownership of such shares. All share figures have been restated to reflect a 0.25-for-one stock dividend payable on September 25, 1997.

ITEM 1.           SECURITY AND ISSUER.

          This statement relates to the Common Stock, $1.00 par value, of SNB Bancshares, Inc. (the "Company"). The principal executive offices of the Company are located at: 700 Walnut Street, P.O. Box 4748, Macon, Georgia 31208.

ITEM 2.           IDENTITY AND BACKGROUND.

          (a), (b) and (f) The reporting person is Robert T. Mullis, a Georgia citizen. His address is P.O. Box 6292, Macon, Georgia 31208.

         (c) Mr. Mullis is the President of Melrose Holdings, Incorporated, a Georgia corporation that operates contracting entities. The principal business address of Melrose Holdings, Incorporated is 3854 Melrose Street, Macon, Georgia 31204.

         (d)      None.

         (e)      None.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On November 20, 1996, Mr. Mullis exercised warrants to purchase 28,800 shares at $4.16667 per share, and purchased 18,875 shares pursuant to a rights offering at $13.50 per share. In addition, on November 20, 1996, Mr. Mullis obtained power of attorney over 2,156 additional shares in connection with the rights offering. In July 1997, Mr. Mullis made the following open market purchases:


      Date                    Shares                   Price
     7/16/97                   550                     17.50
     7/30/97                   450                     17.50


          Mr. Mullis used personal funds to complete all of such purchases and exercise of warrants.

          The  Company  declared a  0.25-for-one  stock  dividend  ("1997  Stock
Dividend") payable on September 25, 1997 to stockholders of record as of September 25, 1997. Mr. Mullis received a total of 29,756 shares as a result of the Stock Dividend.

          In addition, Mr. Mullis obtained power of attorney over 3,084 additional shares in connection with the 1997 Stock Dividend.

          On November 25, 1997 Mr. Mullis obtained a Power of Attorney for an additional 312 shares from Mr. Griffin. (All such numbers of shares are adjusted to reflect the 1997 Stock Dividend).

ITEM 4.           PURPOSE OF TRANSACTION.

          The shares of Common Stock were purchased for investment purposes. Mr. Mullis has no other plans or proposals which related to or would result in any of the occurrences listed in Item 4 of Schedule 13D.

ITEM 5            INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b)  See Items 7, 8, 9, 10, 11 and 13 of cover pages.

                  (c)      See Item 3 above.

                  (d) Mr. Griffin has the right to receive dividends and sales proceeds from the 22,568 shares reported in Items 8 and 10 of the cover pages. See Item 3 above.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Mullis has obtained a Power of Attorney from Michael C. Griffin, whereby Mr. Mullis has voting and dispositive power over an aggregate of 16,482 shares (as adjusted for the 1997 Stock Dividend) owned by Mr. Griffin. See Exhibit (a).

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

(a)      Power of Attorney dated April 12, 1995 (previously filed).

Page 2 of 5 pages                                         CUSIP No. 784605 99 1

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Robert T. Mullis                                 October 26, 1998
---------------------                                -------------------
Robert T. Mullis                                      Date